JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com
[Sutherland Asbill & Brennan LLP Letterhead]
December 2, 2005
VIA MESSENGER AND EDGAR SUBMISSION
Ms. Karen J. Garnett
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP
Registration No. 333-124950
Dear Ms. Garnett:
     On behalf of United States Oil Fund, LP (the “Registrant”), attached is Pre-Effective Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment has been marked to show changes from Pre-Effective Amendment No. 2 to the above-captioned Registration Statement. In the Amendment, the Registrant has made changes in response to the Staff’s comments on Pre-Effective Amendment No. 2 provided to the Registrant by your letter dated October 28, 2005, has updated certain information, and has made certain other stylistic and formatting changes.
     We have provided below the Registrant’s responses to each of the Staff’s comments on Pre-Effective Amendment No. 2.
General
1.	Please file your response letter to comments issued in connection with Amendment 1 and all future response letters in connection with this filing as “CORRESP” on EDGAR.

Ms. Karen J. Garnett
December 2, 2005

Response: The Registrant is filing this letter as “CORRESP” on EDGAR and is also filing its response letter to Pre-Effective Amendment No 1. as “CORRESP” on EDGAR. The Registrant will also file all future response letters in connection with this filing as “CORRESP” on EDGAR.

2.	We note that the units being registered will be purchased by APs as creation baskets and sold, through “Market Makers/Specialists” to the retail public. Please provide additional disclosure regarding the involvement of the Market-Makers/Specialists in the distribution of units and advise us as to whether they will likely be affiliates of the APs. If so, please advise us whether they will be using a market-making prospectus to sell units to retail investors.

Response: Disclosure regarding the role of the “Market Makers/Specialists” has been added to the “What is the Plan of Distribution?” of the prospectus. The Registrant expects to enter into Authorized Purchaser agreements with one or more Authorized Purchasers.

Authorized Purchasers may be broker-dealers required to register with the Commission under the Securities Exchange Act of 1934, or other financial institutions such as banks, hedge funds, or pension funds that are not required to be so registered. Some Authorized Purchasers may be institutional investors, such as hedge funds or pension funds, that will buy and hold units in their own account. With respect to Authorized Purchasers that are registered broker-dealers, one will be designated as the market maker or specialist by the American Stock Exchange. This firm will buy units in Creation Baskets from the Registrant to hold in inventory and/or in response to investor demand, and then resell individual units to other broker-dealers or retail customers through the Exchange. The specialist firm also will be responsible for making an orderly market for the Registrant’s units on the Exchange, buying and selling units as required, and in so doing will establish bid and ask prices throughout each trading day. Because of certain arbitrage opportunities described in the Registrant’s prospectus, the bid/ask spread is expected to be narrow and closely track the Registrant’s NAV throughout each trading day.

Other broker-dealers that are Authorized Purchasers are expected to buy units in Creation Baskets either to hold in inventory or in response to customer demand. These firms typically seek to make an “upstairs market” through their own trading desks.

The Registrant has not been advised that there will be a “Market Making” prospectus, but will use the preliminary prospectus prior to the effective date in discussions with prospective Authorized Purchasers. On and after the effective date, Authorized Purchasers are required by the Authorized Purchaser Agreement to agree that because new Creation Baskets can be created and units therein issued on an ongoing basis, at any point during the life of the partnership, a “distribution,” as such term is used in the Securities Act of 1933 (the “1933 Act”), may be occurring with respect to resales of these

Ms. Karen J. Garnett
December 2, 2005

Units. Authorized Purchasers are cautioned that some of its activities may result in its being deemed a purchaser in a distribution in a manner which would render it a statutory underwriter and subject it to the prospectus-delivery and liability provisions of the 1933 Act. The Authorized Purchaser is required to review the “Plan of Distribution” portion of the Registrant’s prospectus and consult with its own counsel in connection with entering into the Authorized Purchaser Agreement and placing an order for one or more Creation Baskets. In addition to satisfying the prospectus delivery and disclosure requirements of the 1933 Act, each Authorized Purchaser is required by the Authorized Purchaser Agreement to comply with the disclosure delivery requirements under the Commodity Exchange Act (“CEA”), including, with respect to the CEA, the requirement that it provide an acknowledgement of receipt of the prospectus (the “CEA Acknowledgement”), to the Registrant, directly or through its agent, the Marketing Agent, prior to payment of the purchase price for any Creation Basket to the Registrant. Authorized Purchasers also are required to agree that they will require each subsequent distributor of the units to expressly agree to comply with the aforementioned Commission and CEA requirements, including the requirement that it receive and retain on behalf of the Fund the CEA Acknowledgement from each purchaser of the units to the extent required by the Commodity Futures Trading Commission. Finally, Authorized Purchasers are required to agree to require each such distributor to maintain records of the CEA Acknowledgement for specified period thereafter.

To the extent that Authorized Purchasers’ promotional or other activities cause it to be acting as purchasers in the distribution of the Registrant’s units, they are required to comply with the prospectus delivery requirements of the 1933 Act. We anticipate that Authorized Purchasers so acting will deliver preliminary or final prospectuses, as the case may be, to their customers.

3.	We note your response to prior comment 4. Please also relocate the financial statements to Part One of the prospectus.

Response: The Registrant has relocated the financial statements to Part One of the prospectus.

4.	We note your response to prior comment 8; however, your prospectus still does not contain all of the information prescribed by Industry Guide 5. Please further revise your document as appropriate or tell us why you think additional disclosure is not required. At a minimum, please revise the prospectus cover page to include a brief identification of the most significant risk factors, as described in Item 1 of Guide 5.

Response: The Registrant revised the prospectus to include the appropriate disclosure in Guide 5. The Registrant did not include information on suitability standards because it did not believe that requirement was intended for this sort of exchange traded offering. The Registrant also did not include a use of proceeds chart because the proceeds will be

Ms. Karen J. Garnett
December 2, 2005

invested into Oil Futures Contracts, Other Oil Interests, and Treasuries. Underwriting commissions and other expenses will not be paid out of the proceeds. In addition, the Registrant did not include a section on real estate investments because the Registrant will not be investing in real estate and it did not provide a summary of promotional and sales material because currently the Registrant does not have any such material. Finally, the Registrant did not include prior performance tables because the General Partner is a new company so it does not have a prior performance history. As disclosed in the Registration Statement, the only performance history of the General Partner’s affiliates is as follows: Nicholas Gerber, the president of the General Partner, ran the Marc Stevens Futures Index Fund over 10 years ago. This fund combined commodity and stock indexes. It was a small private offering, which had under $1 million in assets. The Marc Stevens Futures Index Fund was a commodity pool and Mr. Gerber was the Commodity Pool Operator. In addition, Ameristock Corporation is an affiliate of the General Partner and it is a California-based registered investment advisor that has been sponsoring and providing portfolio management services to mutual funds since 1995. Ameristock Corporation is the investment adviser to the Ameristock Mutual Fund, a registered mutual fund focused on large cap US equities that has over $1 billion in assets. Ameristock does not have investment objectives similar to that of the Registrant.
Cover Page
5.	We note your additional disclosure regarding sales by Authorized Participants to new investors. Please expand this disclosure to address the manner in which these sales will be priced. Provide similar clarification on page 1 of the prospectus summary and in your discussion of Secondary Market Transactions on page 39. Also, please revise the pricing table to indicate, if true, that the net asset value price per share will apply only to sales made to the Authorized Participants.

Response: It is expected that Authorized Purchasers that sell units to new investors will be required by market pressures to sell the units at approximately the ask prices prevailing on the American Stock Exchange at the time of the sale. To the extent that an Authorized Purchaser attempted to sell units at prices above those prevailing at the time on the Exchange, the Authorized Purchaser’s customers could instead purchase the units from another Authorized Purchaser or through the Exchange. To the extent additional demand was thereby created on the Exchange, the specialist firm could fulfill such demand by purchasing new Creation Baskets from the Registrant.

The Registrant has revised the prospectus on the cover page, page 2 of the Summary, and page 42 in “Secondary Market Transactions” to clarify the manner in which sales of units by Authorized Purchasers to new investors will be priced.

6.	We note that the pricing table at the bottom of the page refers to “Initial Basket.” Please revise to clarify the meaning of this term.

Ms. Karen J. Garnett
December 2, 2005

Response: The Registrant has revised the pricing table to explain that the “Initial Basket” refers to the price of the units in the first basket sold.

7.	We re-issue the portion of comment 14 that requested that the termination date of the offering be disclosed. Please see Item 501(b)(8)(iii) of Regulation S-K.

Response: The Registrant anticipates that this will be a continuous offering and that it will not terminate until all of the registered units have been sold. The Registrant estimates that all registered units will be sold approximately one year from the effective date.

8.	We note that you have included the “Subject to completion” language on the cover page. Please advise us as to whether the preliminary prospectus will be used for marketing efforts prior to effectiveness and, if so, what procedures will be utilized in this regard.

Response: The preliminary prospectus will be used prior to effectiveness for marketing purposes, but no sales will be made prior to the effective date. The Registrant will require the Marketing Agent, Authorized Purchasers, or anyone that solicits interest in purchasing the units to obtain from the potential purchaser an acknowledgement that the potential purchaser received a copy of the preliminary prospectus.

9.	Please remove parenthetical definitions from the cover page as they tend to impede its readability. If the meaning of any term is not clear from context, please eliminate the use of that term on the cover page. In addition, please further reduce your use of capitalized terms in the forepart of the prospectus when the meaning of those terms is clear from their context. We note the following examples:
•	General Partner — since you have only one general partner, and the disclosure does not refer to other general partners, it is unlikely that the reader would be confused by this term

•	Baskets — since you have already defined “Creation Baskets” and “Redemption Baskets” in the glossary, the meaning of this term is sufficiently clear from context

•	Oil Interests — since you have explained its meaning on page 5, you do not need to capitalize this term
Response: The Registrant removed the parenthetical definitions from the cover page and has further reduced its use of capitalized terms in the forepart of the prospectus. However, the Registrant believes that the term “General Partner” should remain capitalized because it refers to a specific entity, Victoria Bay Asset Management, LLC.

Ms. Karen J. Garnett
December 2, 2005

Glossary of Defined Terms, page 1
10.	We re-issue comment 19. The glossary should not be included prior to the Summary and Risk Factors sections of the prospectus. Similarly, please relocate the following sections from the forepart to a portion of the document following the Risk Factors section:
•	Information You Should Know

•	Statement Regarding Forward-Looking Statements

•	Where You Can Find More Information

•	Patent Application Pending
Response: The Registrant moved the glossary to an appendix and moved the above-mentioned sections to the back of Part One of the prospectus.
Prospectus Summary
11.	We note the second paragraph of your response to prior comment 5, which describes the methodology the general partner intends to employ. Please include a similar description in the prospectus summary.

Response: The Registrant has included a paragraph describing the methodology that the General Partner intends to employ in the prospectus summary.
Financial Condition of USOF, page 7
12.	Please tell us how you will calculate NAV per unit prior to the effective date of your registration statement. Please tell us why you believe this amount will be meaningful to investors in your offering.

Response: On page 8, the Registrant has revised the prospectus to explain that it will not calculate NAV per unit prior to the effective date. As disclosed on the cover page, the summary, and the body of the registration statement, the offering price of the units in the first creation basket sold will be based on the closing price of near-month oil futures contracts for WTI light, sweet crude oil as listed on the New York Mercantile Exchange on the last business day prior to the effective date of the registration statement. The first time that the Registrant will calculate NAV per unit will be as of the earlier of the close of the New York Stock Exchange or 4:00 p.m. New York time on the effective date. The NAV per unit before the effective date is not meaningful to investors because it will not reflect the price of a barrel of WTI light, sweet crude oil.

Ms. Karen J. Garnett
December 2, 2005

Breakeven Analysis, page 7
13.	Please relocate the information found in footnote “***” to the introductory paragraph preceding the table so that it is clear what the breakeven table depicts.

Response: The Registrant moved the information in the footnote to the introductory paragraph preceding the breakeven analysis.

14.	Please revise to explain the basis for assuming $50 for the price of a single unit. Also, please revise footnote “**” to explain how you arrived at an estimate of 0.50% for the brokerage fee and describe how actual brokerage fees will be determined.

Response: The Registrant updated the $50 assumption to $61.22 to reflect the spot price of WTI light, sweet crude oil as traded on the New York Mercantile Exchange on October 29, 2005. The goal of the Registrant is to have the per unit NAV approximate as closely as practical this spot price and the price per unit in the initial Creation Basket will be the spot price.

The Registrant has revised the prospectus to disclose that the estimated brokerage fee is 0.35%. The Registrant determined this estimate as follows. The Breakeven Analysis assumes an initial investment by an investor in one unit. The Registrant would be required to issue one Creation Basket of 100,000 units in order for the investor to purchase the one unit. Assuming the price of the units was $61.22, the Registrant would receive $6,122,000 upon the sale of the Basket. The Registrant would be required to purchase and sell (in order to close out) 100 oil futures contracts at $61,220 per contract (1,000 barrels of oil per contract x $61.22 per barrel) during each month of the year, or 1,200 contracts bought and sold per year. Futures commission merchants typically charge approximately $9.00 per contract buy or sale ($18.00 per buy and sale, or “round turn”), so the total annual commission charge would be $21,600 (1,200 contracts per year x $18 per buy and sell per contract). As a percentage of the total investment of $6,122,000 to support the issuance of the Creation Basket, the Registrant’s annual commission expense would be 0.35% ($21,600 / $6,122,000).

15.	Please disclose what treasuries you are using in arriving of your estimate of interest income at 3.00%.

Response: The Registrant revised the prospectus to state that the interest income as of October 28, 2005 was 3.93%. The actual rate may vary because Treasuries with remaining maturities of up to two years may be used. The Registrant used the current three-month Treasury Bill to arrive at this estimate.

Ms. Karen J. Garnett
December 2, 2005

The Offering, page 8
16.	Please identify the Administrator that is tasked with calculating NAV after the close of the New York Mercantile Exchange.

Response: Brown Brothers Harriman & Co. is tasked with calculating the NAV.

17.	Where you discuss the expenses of the fund, please quantify the management fees and clarify who will receive the brokerage fees. Also, disclose any fees or commissions that USOF is obligated to pay the Marketing Agent.

Response: In the prospectus summary, the Registrant quantified the management fees and clarified that unaffiliated brokers will receive brokerage fees. In addition, the General Partner, not the Registrant, is obligated to pay fees or commissions to the Marketing Agent.
What are the Risk Factors Involved with an Investment in USOF?
18.	In many of your risk factors, you make a factual statement but fail to discuss how the fact will affect the fund or investor. Please be aware that stating that USOF may be unable to achieve its investment objective is vague and does not provide meaningful information as to the risk being presented. Please revise your risk factors section to discuss in substantially more detail the effects of the risks presented.

Response: On pages 9 to 22, the Registrant has revised the risk factors to discuss in more detail the effects of the risks presented.

19.	Similarly, many of your risk factor headings state a fact without disclosing the specific risk that results from the stated fact. We note the following examples:
•	“There are position limits and the potential of tracking error;”

•	“USOF may have a conflict of interest;”

•	“There are costs of physical storage associated with purchasing oil;”

•	“Certain of USOF’s investments could be illiquid;” and,

•	“USOF has no operating history.”
Please be aware that the above are only a few examples. Please revise throughout the Risk Factors section.

Ms. Karen J. Garnett
December 2, 2005

Response: The Registrant revised the risk factor headings so that the specific risks are disclosed.
USOF’s NAV may not correlate with the price of the Oil Futures Contracts and Other Oil Interests in Which USOF invests, page 11
20.	Please expand this risk factor to provide a discussion of why the fund’s NAV may not correlate with the price of Oil Futures Contracts and Other Oil Interests. To the extent this is the result of the fact that you are required to maintain a portion of your proceeds as margin, please disclose this, including a description of the portion of your assets that will be retained as margin.

Response: The Registrant’s NAV may not correlate with the price of the Benchmark Oil Futures Contract for several reasons as set forth below:
•	The Registrant (i) may not be able to buy/sell the exact amount of Oil Futures Contracts and Other Oil Interests to have a perfect correlation with NAV, (ii) may not always be able to buy and sell Oil Futures Contracts or Other Oil Interests at the market price (iii) may not find a perfect correlation between the spot price of WTI light, sweet crude oil and the underlying investments Oil Futures Contracts, Other Oil Interests, and Treasuries; (iv) has to pay brokerage fees and the management fee, which will have an effect on the correlation.

•	The short-term supply and demand for WTI light, sweet crude oil may cause the market price to vary from the NAV.

•	The Registrant plans to only buy as many Oil Futures Contracts and Other Oil Interests that it can to get the NAV as close as possible to the price of the Benchmark Oil Futures Contract. The remainder of its assets will be invested in cash and Treasuries and will be used to satisfy initial margin and additional margin requirements, if any, and to otherwise support its investments in oil interests. Investments in Treasuries and cash, both directly and as margin, will provide rates of return that will vary from changes in the value of the spot price of WTI light, sweet crude oil.

•	In addition, because the Registrant incurs certain expenses in connection with its investment activities, holds most of its assets in more liquid short-term securities for margin and other liquidity purposes and for redemptions that may be necessary on an ongoing basis, the General Partner will not be able to fully invest the Registrant’s assets in Oil Futures Contracts or Other Oil Interests and there cannot be a perfect correlation between USOF’s NAV and the Benchmark Oil Futures Contract.

•	As the fund grows, there may be more or less correlation. For example, if the Registrant only has enough money to buy three contracts and it needs to buy four contracts to track the price of oil then the correlation will be lower, but if it buys 20,000 contracts and should buy 20,001 contracts then the correlation will be higher.

Ms. Karen J. Garnett
December 2, 2005

Certain of USOF’s investments could be illiquid, page 11
21.	Please expand your discussion to disclose that the Other Oil Interests that you may invest in have a greater likelihood of being illiquid. In connection with this, please disclose the anticipated portion of your investments that will be Other Oil Interests.

Response: The Registrant revised the prospectus to state that Other Oil Interests may have a greater likelihood of being illiquid since they are contracts between two parties that take into account not only market risk but also the relative credit, tax and settlement risks, under such contracts. In addition, such contracts have limited transferability that results from such risks and the contract’s express limitations. The Registrant anticipates that it will invest in Other Oil Interests when it reaches the position limits on the New York Mercantile Exchange.
There are risks involved with investing in USOF for purposes of hedging against the risk of loss, page 12
22.	Please disclose any material risks on the ability of your market price to effectively track the spot price of light, sweet crude oil and the fund’s NAV as a result of a large number of individuals and entities that use your units to hedge against a decrease in oil prices.

Response: We assume that the reference to a large number of individuals and entities using units to hedge against a decrease in oil prices contemplates investors selling the Registrant’s units short to hedge against a decrease in oil prices. The Registrant does not believe there will be any unique material risks on the Registrant’s ability to track the spot price of light, sweet crude oil under these circumstances. The Registrant recognizes that any such short positions would ultimately have to be covered by purchases of the Registrant’s units. While this would create additional demand for the units and increase the Registrant’s inflows and require a corresponding increase in investments in oil interests, as disclosed in the prospectus the Registrant has developed an investment strategy to address increases in the Registrant’s assets. Moreover, additional demand is not expected to necessarily cause an increase in the price of the Registrant’s units on the American Stock Exchange, since increased demand can be filled by the specialist firm or other Authorized Purchasers by purchasing additional Creation Baskets from the Registrant.

Ms. Karen J. Garnett
December 2, 2005

USOF has no operating history, page 13
23.	Briefly discuss whether any of the principals of the company have experience in energy futures, specifically oil futures.

Response: The Registrant has revised the prospectus to disclose that Nicholas Gerber is the only principal that has experience in energy futures. Mr. Gerber ran the Marc Stevens Futures Index Fund over 10 years ago. This fund combined commodity and stock indexes. It was a small private offering, which had under $1 million of assets.
USOF is leanly staffed and relies heavily on its key personnel to manage its trading activities, page l4
24.	Please disclose the specific time commitments of the principals of the fund to the fund and their other employment.

Response: The Registrant revised the prospectus to state that Nicholas Gerber will spend approximately 50% of his time on matters pertaining to the Registrant and the other principals will spend approximately 30% of their time on matters pertaining to the Registrant.
There are position limits and the potential of tracking error, page 14
25.	We note your response to prior comment 43. Please revise your disclosure to include similar clarifying language.

Response: In Pre-effective Amendment No. 2, the Registrant included the definitions of “tracking error” and “near month” in the glossary, which is in Appendix A.

26.	In connection with this risk factor, please discuss that you are not limiting the size of your offering and are committed to utilizing substantially all of your proceeds to purchase futures contracts and other oil interests. In addition, please discuss what you intend to do if you run up against the position limits for oil contracts on the New York Mercantile Exchange. According to disclosure elsewhere in the prospectus, you may purchase futures contracts on the London Petroleum Exchange or the Singapore Exchange. Please discuss the comparability of these contracts with the contracts traded on the NYMEX and the effect this may have on your ability to effectively track the spot price of light, sweet crude oil.

Response: The Registrant is not limiting the size of the offering and is committed to utilizing substantially all of its proceeds to purchase Oil Futures Contracts and Other Oil Interests. If the Registrant encounters position limits for oil contracts on the New York Mercantile Exchange, then it will purchase futures contracts on the ICE Futures

Ms. Karen J. Garnett
December 2, 2005

(formerly, the International Petroleum Exchange) or the Singapore Exchange. The futures contracts available on the ICE Futures or the Singapore Exchange are comparable to the contracts on the New York Mercantile Exchange, but they have different underlying commodities, sizes, deliveries, and prices. However, trading on these other exchanges will not harm the Registrant’s ability to track the spot price of light, sweet crude oil because the Registrant will engage in over-the-counter transactions to mitigate the differences.
USOF may have a conflict of interest, page 14
27.	Please expand this risk factor to discuss specific conflicts and the risk to investors as a result of the conflicts.

Response: The Registrant expanded this risk factor to discuss specific conflicts and the risk to the investor as a result of the conflicts.
USOF pays fees and expenses regardless of profitability, page 16
28.	Please quantify the anticipated fees that the fund will have to pay, regardless of profitability.

Response: On page 35, the Registrant quantified the brokerage fees and the management fees. In addition, the Registrant disclosed that extraordinary expenses and over-the-counter spreads cannot be quantified.
Investors who are not Authorized Purchasers will not be able to review USOF’s holdings on a daily basis, page 16
29.	We note that only Authorized Purchasers will be able to review your holdings on a daily basis. Please advise us as to why you have determined to allow APs daily access to the components of your portfolio, while retail investors will only be able to review your holdings on a quarterly basis. It appears that access to this additional information could result in the APs making trading decisions based on material, non-public information.

Response: The Registrant revised the prospectus to state that both Authorized Purchasers and retail investors will be able to review the fund’s holdings on the same basis. It is currently anticipated that Brown Brothers Harriman & Co. will place the information on the Marketing Agent’s website periodically and at least monthly. The Registrant has also removed this disclosure from the risk section because it is no longer a risk.

Ms. Karen J. Garnett
December 2, 2005

Third parties may infringe or otherwise violate intellectual property rights or asset that the General Partner has infringed or otherwise violated their intellectual property rights, which may result in significant costs and diverted attention, page 17
30.	We refer to your response to comment 47 in which you state that you do not have any proprietary software. In light of this, please substantially revise the risk factor to make clear that you do not have proprietary software.

Response: The Registrant has revised the prospectus to make it clear that the Registrant does not currently have any proprietary software. However, the Registrant does have a patent pending for its business method and it is registering its trademarks.
The success of USOF depends on the ability of the General Partner to accurately implement trading systems, and any failure to do so could subject USOF to losses on such transactions, page 17
31.	We refer to the initial sentence under this heading. It is not clear what “certain computerized trading systems” you are referring to and their relationship to or impact on the fund or your operations. Please clarify.

Response: The “computerized trading systems” referred to are mathematical formulas built into an EXCEL spreadsheet that the General Partner uses to decide whether it should buy or sell oil interests each day. Specifically, the General Partner uses the spreadsheet to make mathematical calculations and to monitor positions and correlations.
USOF will be subject to credit risk with respect to counterparties to financial instruments contracts entered into by USOF or held by special purpose or structured vehicles, page 19
32.	We refer to your statement that USOF “typically enters into transactions with counterparties whose credit rating is at least investment grade.” Since USOF has no operating history, there appears to be no basis for this statement. Please remove this from your risk factor.

Response: The Registrant has removed this statement.
Representatives of the New York Mercantile Exchange have notified USOF of its belief that USOF is engaging in unauthorized use of such Exchange’s service marks, page 21
33.	Please remove the first two sentences of the second paragraph since they tend to mitigate the risk you are presenting.

Response: The Registrant has removed these statements.

Ms. Karen J. Garnett
December 2, 2005

34.	Please expand your disclosure to discuss any anticipated costs or limitations on the fund if it were to enter into a licensing agreement with NYMEX.

Response: The Registrant expanded its disclosure to explain that its discussions with the New York Mercantile Exchange are ongoing and it is uncertain as to whether such an agreement will be entered into at this time. If such agreement were entered to there would be a licensing fee as well as certain limits that would be imposed on Registrant’s use of New York Mercantile Exchange’s intellectual property. Such fees and limits could adversely affect the ability of the Registrant to meet its investment objective of correlating the NAV of the units to the spot price of WTI light, sweet crude oil by increasing the Registrant’s costs and limiting its investment options.
The Offering
Who is the General Partner? — page 22
35.	Where you disclose Mr. Gerber’s work history, please clarify whether the Marc Stevens Futures Index Fund was a registered commodity pool or a registered investment company.

Response: The Registrant revised the prospectus to disclose that the Marc Stevens Futures Index Fund was a registered commodity pool and Nicholas Gerber served as the commodity pool operator.

36.	Please revise Mr. Love’s biographical information to show the dates of employment for the positions held during the last five years.

Response: The Registrant has revised Mr. Love’s biographical information to show the dates of employment for the positions held during the last five years.
How does USOF Operate? — page 25
37.	Please expand your disclosure to indicate why the amount of funds under management determines the allocation mix of futures contracts and other oil interests to be purchased by the GP. If the primary catalyst behind this is the position limits imposed by futures exchanges, including NYNEX, please disclose this. In connection with this, please discuss whether and under what circumstances you intend to purchase futures contracts on the London Petroleum Exchange or the Singapore Exchange. If the reason is profit potential for the fund, please disclose this and discuss the potential tracking error that may result from deviating from purchasing instruments other than oil futures contracts that have historically tracked the spot price of light, sweet crude oil.

Ms. Karen J. Garnett
December 2, 2005

Response: We have expanded our disclosure on this point. The primary catalyst for determining the allocation mix of futures contracts and other oil interests to be purchased by the General Partner are position limits and the ability to manage fund operations in a smooth and controlled manner. The Registrant intends to purchase futures contracts on the ICE Futures or the Singapore Exchange only when it has reached position limits on the New York Mercantile Exchange. It does not intend to use these exchanges to make a profit.

38.	Please provide us supplementally with the graphs on page 28. The copies of the graphs in your filing are difficult to read.

Response: The graphs are attached to this letter.

39.	Refer to page 28. Please include disclosure regarding what the graphs are meant to represent and the relationship of the graphs to your program. As part of this, please clarify what the “Monthly Average Future Price” represents. Also, please relocate these graphs to the Statement of Additional Information, since they appear to be more relevant to the industry generally than to your business in particular.

Response: The Registrant has revised the prospectus to disclose that the graphs illustrate the correlation between the monthly average spot price of Cushing, Oklahoma WTI light, sweet crude oil and the monthly average price of Cushing, Oklahoma WTI light, sweet crude oil futures contracts. These graphs are relevant to the Registrant because the General Partner will invest the Registrant’s assets as fully as possible in Oil Futures Contracts and Other Oil Interests according to its belief that the Registrant’s NAV will closely correlate with the price of Oil Futures Contracts and Other Oil Interests. The General Partner believes that the price of Oil Futures Contracts and Other Oil Interests will closely correlate with the spot price of light, sweet crude oil. These graphs illustrate how the monthly average spot price of Cushing, Oklahoma WTI light, sweet crude oil closely correlated with the monthly average price of Cushing, Oklahoma WTI light, sweet crude oil futures contracts over a 10-year period. To obtain the monthly average futures price, the Registrant added the closing prices of oil futures contracts for every day in each month and divided that number by the total number of days in that month. Because the graphs directly relate to how the Registrant’s investments correlate with USOF’s investment objective, the Registrant believes that they should remain in Part 1 of the prospectus.
What are the Trading Policies of USOF? — page 30
40.	We have reviewed your revisions in response to comment 61. Please expand your disclosure to indicate what types of circumstances would require the taking of physical delivery of oil or trading in the spot markets. Your statement that the fund may do this to “achieve its investment objective” is not meaningful disclosure. Similarly, where you

Ms. Karen J. Garnett
December 2, 2005

discuss employing spreads or straddles, please expand your disclosure to indicate under what circumstances the fund may invest in these instruments and clarify in what ways they are “cost effective trading strategies.”

Response: Futures contracts are not required to be cash settled so it is possible that the Registrant may be required to take delivery of oil. The Registrant has removed the disclosure that spreads and straddles are cost effective trading strategies. The Registrant will use a spread when it chooses to take simultaneous long and short positions in futures written on the same underlying asset, but with different delivery months. The Registrant will enter into a straddle when it chooses to take an option position consisting of a long (or short) position in both a call option and a put option.
Withdrawal of Unitholders, page 32
41.	Please clarify whether the GP may require any unitholder, for any reason, to withdraw entirely from the partnership or whether the GP’s ability to require withdrawal is based upon the factors outlined under this heading. Your introductory sentence appears to imply that the ability of the GP to force the withdrawal of a unitholder extends beyond the factors outlined on page 32. Please revise or advise.

Response: On page 36, the Registrant revised the prospectus to clarify that the General Partner may require any unit holder to withdraw from the partnership as long as it gives fifteen days advanced written notice to the unit holder. If the General Partner does not give at least fifteen days written notice to the unit holder, then the General Partner’s ability to require withdrawal is limited to the factors outlined in the prospectus.
What is the Plan of Distribution, page 34
42.	Please revise your disclosure to describe the circumstances under which the Authorized Purchasers will be deemed to be statutory underwriters. This comment also applies to page 35 where you state that some of the activities of APs may render them underwriter status.

Response: The prospectus has been revised to disclose the circumstances under which the Authorized Purchasers will be deemed statutory underwriters.

43.	Please disclose that the difference between the price paid by Authorized Purchasers as underwriters and the price paid by investors to such Authorized Purchasers will be deemed underwriting compensation.

Response: The Registrant has revised the prospectus to disclose that the difference between the price paid by Authorized Purchasers as underwriters and the price paid by investors to such Authorized Purchasers will be deemed underwriting compensation.

Ms. Karen J. Garnett
December 2, 2005

Calculating NAV, page 34
44.	We have reviewed your response to comment 70 in which we asked how forwards that do not have market values will be valued for purposes of the NAV. Your response noted that the custodian, Brown Brothers Harriman & Co., would value these instruments, while your disclosure on page 35 indicates that an “administrator” will value them. Please identify the “Administrator” in this context.

Response: The Registrant has revised the prospectus to disclose that Brown Brothers Harriman & Co. is the Administrator and will value forwards that do not have market values for purposes of NAV.

45.	Please disclose whether forwards that do not have market values will be included in the indicative value computed by AMEX every 15 seconds during the trading day. If so, please indicate how these instruments are valued during the day.

Response: Forwards that do not have market values will not be included in the indicative value computed by AMEX every 15 seconds during the trading day. The indicative fund value is based on the prior day’s NAV and moves up and down according to changes in near month futures contracts for WTI light, sweet crude oil. It does not take into account the Oil Futures Contracts and the Other Oil Interests that the fund buys and sells.

46.	We refer to your response to comment 72 in which you state that NAV is calculated after the close of the New York Stock Exchange or 4:00 PM EST. This is not consistent with your disclosure on page 8 and elsewhere that states that NAV is calculated after the close of the New York Mercantile Exchange which is 2:30 PM EST. Please revise or advise. In addition, please include a discussion of when NAV will be calculated under this heading.

Response: NAV will be calculated as of the earlier of the close of the New York Stock Exchange or 4:00 PM New York time. The Registrant has revised the prospectus to make the statements consistent. The Registrant also included a discussion of when NAV is calculated under this heading.
Redemption Procedures, page 37
47.	Please disclose whether Authorized Purchasers may withdraw a redemption request and, if so, the applicable procedures involved in effecting a withdrawal.

Response: The Registrant revised the prospectus to state that Authorized Purchasers may not withdraw a redemption request.

Ms. Karen J. Garnett
December 2, 2005

Creation and Redemption Transaction Fee, page 38
48.	Please clarify whether the undisclosed fee under this heading is in addition to or in place of the $1,000 fee that Authorized Purchasers pay for the creation and redemption of baskets.

Response: The undisclosed fee was a typographical error and is the same as the $1,000 fee that Authorized Purchasers pay for the creation and redemption of baskets.
The General Partner Has Conflicts of Interest, page 53
49.	We refer to your statement that the GP “believes it has sufficient resources to discharge its responsibilities in a fair manner and that these persons conflicts should not impair their ability to provide services to USOF.” Please clarify what “resources” you are referring to and how the GP intends to handle conflicts of interest. We also note, from your response to comment 78, that the fund will adopt a Code of Ethics to ensure that the employees of the GP will not engage in trades that may harm the fund. Please include this disclosure in the S-1.

Response: The Registrant believes that it has sufficient personnel, time, and working capital to be able to provide services to the fund. The GP intends to handle conflicts of interest as discussed on page 57 of the prospectus under the heading “No Resolution of Conflicts Procedures.” The Registrant revised the prospectus to include disclosure on the Code of Ethics.
No Resolution of Conflicts Procedures, page 54
50.	We re-issue comment 81. Please disclose who will determine whether a resolution is fair and meets the second and third bullet point disclosed on page 54.

Response: Initially, to avoid challenges the General Partner will make the determination as set forth in the paragraph preceding the bullets. If a dispute arises under the LP Agreement, it will be resolved either through negotiations with the General Partner or by courts located in the state of Delaware.
The General Partner’s Responsibility and Remedies, page 54
51.	Please revise your disclosure to include the pertinent sections of your response to comment 82. For example, please disclose that the LP Agreement does not explicitly provide for any fiduciary duties of the GP to investors but that common law principles of fiduciary duties would continue to apply to measure the conduct of the GP.

Ms. Karen J. Garnett
December 2, 2005

Response: On page 58, the Registrant revised its disclosure to include the pertinent sections of its response to prior comment 82.
Federal Income Tax Considerations, page 57
52.	We note the disclosure on page 58 indicating that counsel will provide an opinion that the disclosure correctly describes the material federal income tax consequences. Counsel must opine directly on the tax consequences themselves; it is not sufficient for counsel to opine on the accuracy of the disclosure in your prospectus. Please ensure that counsel provides the appropriate opinion and revise the disclosure accordingly.

Response: Attached for your review is Appendix A, which is Sutherland Asbill & Brennan LLP’s form of tax opinion/consent and Appendix B which is Sutherland Asbill & Brennan LLP’s form of legal opinion/consent.
Financial Statements and Notes
General
53.	Given the fact that your audit opinion and financial statements refers to New York Oil ETF, LP, disclose within the filing that fund’s name has been changed to United States Oil Fund, LP and the date it was changed. Also, explain this in Note 1 on page F-4 and indicate this parenthetically in the auditors report.

Response: The Registrant revised the registration statement and the financial statements to disclose the name change and the Registrant’s auditor, Eisner LLP, has made the appropriate revisions in their report.
        Note 5 — Swaps, page F-5
54.	We note your response to comment 91 and we await your response to the comment.

Response: The Registrant has updated the footnotes to include the following:

“The Fund may enter into swap agreements. The swaps are marked-to-market on a daily basis. The Fund recognizes in the statement of financial condition the swap agreements at fair value and changes in the fair values are reflected as gain or loss in the statement of operations. When a contract is closed, the Fund records in the statement of operations a realized gain or loss equal to the cash exchanged.”

Ms. Karen J. Garnett
December 2, 2005

Victoria Bay Asset Management, LLC and Subsidiary
Financial Statements and Notes
55.	We note your response to comment 92 and we await your response to the comment.

Response: The Registrant included the appropriate head note on the statement of financial condition.
Undertakings, page II-3
56.	Please revise to include the undertakings set forth in Item 20.B and C of Industry Guide 5.

Response: The Registrant has included the undertakings from Industry Guide 5.
Exhibit 23.2 — Consent of Registered Public Accounting firm
57.	Please have your auditors update their consent for the use of their audit report.

Response: The auditors have updated their consent for the use of their audit report.
*           *           *
We hope that you will find these responses satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.
Sincerely,
James M. Cain
Enclosure

cc:	Owen Pinkerton, Attorney Advisor
Nicholas D. Gerber
W. Thomas Conner

Appendix A
Form of Tax Opinion
[Sutherland Asbill & Brennan LLP Letterhead]
November __, 2005
United States Oil Fund L.P.
     RE: REGISTRATION STATEMENT ON FORM S-1
Ladies and Gentlemen:
     We have acted as tax counsel for United States Oil Fund L.P. (the “Partnership”), a Delaware limited partnership, with respect to certain legal matters in connection with the offer and sale (the “Offering”) of units representing limited partner interests in the Partnership (“Units”). We have also participated in the preparation of a Registration Statement on Form S-1 (No. 333-124950) (the “Registration Statement”) to which this opinion is an exhibit. In connection therewith, we have participated in the preparation of the discussion set forth under the caption “Material Tax Consequences” (the “Discussion”) in the Registration Statement.
     The Discussion, subject to the qualifications and assumptions stated in the Discussion and the limitations and qualifications set forth herein, constitutes our opinion as to the material United States federal income tax consequences for purchasers of the Units pursuant to the Offering.
     This opinion letter is limited to the matters set forth herein, and no opinions are intended to be implied or may be inferred beyond those expressly stated herein. Our opinion is rendered as of the date hereof and we assume no obligation to update or supplement this opinion or any matter related to this opinion to reflect any change of fact, circumstances, or law after the date hereof. In addition, our opinion is based on the assumption that the matter will be properly presented to the applicable court.
     Furthermore, our opinion is not binding on the Internal Revenue Service or a court. In addition, we must note that our opinion represents merely our best legal judgment on the matters presented and that others may disagree with our conclusion. There can be no assurance that the Internal Revenue Service will not take a contrary position or that a court would agree with our opinion if litigated.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm and this opinion contained in the Discussion. In giving this consent, we do not admit that we are “experts” under the Securities Act of 1933, as amended, or under the rules and regulations of the Securities and Exchange Commission relating thereto, with respect to any part of the Registration Statement.
Very truly yours,
Sutherland Asbill & Brennan LLP

Appendix B
Form of Legal Opinion
[Sutherland Asbill & Brennan LLP Letterhead]
November __, 2005
United States Oil Fund L.P.
     RE: REGISTRATION STATEMENT ON FORM S-1
Ladies and Gentlemen:
We have acted as counsel to United States Oil Fund L.P., a Delaware limited partnership (“USOF”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering and sale of up to an aggregate of 1,000,000 units representing limited partner interests in USOF (the “Units”).
As the basis for the opinion hereinafter expressed, we examined such statutes, including the Delaware Revised Uniform Limited Partnership Act (the “Act”), corporate records and documents, certificates of corporate and public officials, and other instruments and documents, as we deemed necessary or advisable for the purposes of this opinion.
In our review and examination of all such documents, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents and records submitted to us as originals, and the conformity with authentic originals of all documents and records submitted to us as copies. We have assumed without verification the accuracy and completeness of all corporate records made available to us by USOF.
To the extent we have deemed appropriate, we have relied upon statements of management directors of USOF as to certain factual matters.
Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that:
1.	USOF has been duly formed and validly exists as a limited partnership under the Act.

2.	The Units, when issued and delivered on behalf of USOF against payment therefore as described in USOF’s Registration Statement on Form S-1 (File No. 333-124950), as amended, relating to the Units (the “Registration Statement”), will be duly authorized, validly issued, fully paid and nonassessable.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in the “Legal Matters” section of the prospectus included in the Registration Statement. We do not admit by giving this consent that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Very truly yours,
Sutherland Asbill & Brennan, LLP